UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 May 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

TNT Post acquires TWM Italia, 16 May 2006

TNT N.V. - Purchase of shares for hedging purposes, 17 May 2006

TNT Post UK Enters Consumer Parcels Market, 17 May 2006

TNT Logistics UK Wins Disney Store Contract, 18 May 2006

16 May 2006

TNT POST ACQUIRES TWM ITALIA

The company doubles its market share and plans to become "door to door" leader by reaching distribution coverage all over the country

TNT Post, the first Italian private mail operator, has acquired the TMW Italia company in order to strengthen its advertising mail offering. TWM Italia is a historic player in the distribution of "door to door" or unaddressed advertising material.

Set up in 1990 by entrepreneur Danilo Tosi, TWM Italia's geographical distribution coverage focuses mainly on Emilia and Eastern Lombardy, with operations offices located in the provinces of Piacenza, Cremona, Lodi, Pavia, Bergamo, Brescia, Parma, Modena, Livorno, Bologna and Bari.

Even before the above-mentioned acquisition TNT Post was one of the leading "door to door" companies; this recent deal enables it to double its market share, creating a strong hub in a sector characterized by extreme fragmentation: approximately 400 players in a market with an estimated value of 250 million euros in 2005.

The TWM Italia acquisition enables TNT Post to strengthen its geographical coverage thereby providing an increasingly pervasive "door to door" service to its customers. The distribution of advertising material by TNT Post takes place through direct branches located all over the country and is subject to constant monitoring by an inspection service carried out in cooperation with GFK Eurisko research institute, thus enabling real time reporting and providing immediate solutions in order to assure a high level of distribution efficiency.

TNT Post's "door to door" customers operate mainly in the wholesale and telecommunications sectors and consist of production and services companies, retail businesses and advertising agencies. TNT Post provides them with a comprehensive service, meeting any production needs upstream the distribution process, including printing, packaging and labeling of mail envelopes and parcels and even objects packaging, according to the customer's specific requirements.

TNT Post already holds a leading position in addressed mail distribution in Italy, thanks to its high quality features, technical innovation, efficiency and the ability to perform vertical integrations. It now plans to address companies and organizations of any size to promote unaddressed or "door to door" distribution as an advertising communication tool that applies sophisticated geomarketing programmes to the door to door segment, in order to carefully aim at the chosen target.

Still virtually unknown, the "door to door" segment can be deployed successfully to different aims, for example, to promote testing of product samples; to offer discounts thereby increasing sales; to increase traffic on sales points; to build databases through information collection and to generate leads for sales forces.

European Mail Network is present in 8 countries: UK, Germany, Italy, Belgium, Austria, Slovenia, Czech Republic, The Netherlands.

"TNT Post's aim is to achieve leadership also in Italy", stated Michele Florio, President and CEO of TNT Post. "For this reason we are currently implementing a remarkable enhancement of our structure, aimed at improving our offering quality: our centralized network managing and planning activity, combined with the certified measurement of service levels, assures distribution efficiency and quality. Our recent acquisition brings with it the advantage of making our network of TNT Post certified distributors even more pervasive, assuring nationwide coverage".

The appointment of a new manager, Luca Palermo, to CEO of the "Unaddressed Mail" Business Unit, is strictly linked to the structure enhancement.

Luca Palermo, 36, has a background in Economics with postgraduate studies at the London Business School and at IMD (Lausanne). Following a first experience in the commercial sector at Johnson & Johnson, in 1998 he joined Robert Bosch as Trade Marketing Manager.

In 1999-2000 in the Seat Group he was responsible for the Matrix-Virgilio exercise, serving as project manager; he then followed the Customer Relationship Management project of the Fineco customer after being appointed General Manager of the company managing its customer care from 2000 to 2002.

In 2002 he joined Vodafone Omnitel, starting as head of CRM and then as Sales Manager of the business sector.

He joined TNT Post on 1st December 2005, in charge of developing the "unaddressed mail" business model in Italy (a sector where TNT holds a leadership position in Europe) and of acquiring market leadership also in Italy.

TNT Post
TNT Post is the first Italian private mail operator; it belongs to the TNT Group, world leader in express delivery, logistics and mail services.

TNT Post's offering is made up of a comprehensive range of integrated services managing the whole mailing process: from data proce! ssing to document production and distribution.

TNT Post, headquartered in Milan and employing approximately 1,600 people, operates through a network of 30 branches located all over the country. Its offering includes the following different services:

- Traditional mail
- Business Mail
- Post office management
- Promotional Mail
- Micrologistics for private customers
- Notification of Administrative Documents

17 May 2006

TNT N.V. - Purchase of shares for hedging purposes

Further to the share purchase announcement of 3 May 2006, TNT N.V. announces that:

- during the period from May 3, 2006 until and including May 16, 2006, it purchased 1,736,500 TNT N.V. ordinary shares at an average price of euro 30.0897 per share,

- the total number of the shares bought until and including May 16, 2006 therefore amounts to 64.3% of the announced 2.7 million shares, and

- it will hold the shares bought for hedging purposes.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to ma! ximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,500 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

17 May 2006

TNT Post UK Enters Consumer Parcels Market

Network acquisition provides TNT with 80% household coverage

TNT Post UK, the leading competitor to Royal Mail in the UK postal market, today announces the acquisition of the JD Williams courier network. This development provides an entry for TNT Post UK to Business to Consumer (B2C) and Consumer to Consumer (C2C) parcel and packet delivery markets, providing 80 per cent coverage in the United Kingdom.

The JD Williams courier network employs 194 employees supported by a network of over 2200 self-employed couriers and currently delivers some 12 million parcels and packets per year to consumers in the UK. The acquisition of the courier network is a significant gain for TNT Post's 'End to End' strategy of being able to offer customers a complete postal and delivery solution. TNT Post UK is now equipped with a valuable parcel infrastructure from which to service both JD Williams' home shopping customers a! nd all potential customers that want a next day or 2 day delivery option.

Nick Wells, Chief Executive of TNT Post UK, said:
"This network acquisition is a big development for the TNT Post business that really propels us forward in terms of business growth and our position in the UK postal market. We will be taking on the entire courier network including all employees and the self employed couriers will be able to continue to offer their services and will be encouraged to do so. We will be upgrading the communications infrastructure and sorting operation in order to improve efficiency and expand the network further. We will continue to offer our customers a high quality, good value B2C parcel delivery service backed by the TNT brand and service ethic."

TNT Post UK will continue to grow and develop the courier network and ensure it can compete effectively with Royal Mail and other B2C parcel competitors. Combining both networks strengthens our End-to-End strategy and offers TNT Post UK the capabilities to use the combined network for non-parcel deliveries. It is proposed that the transfer of the business to TNT will take place on 28th August 2006.

Since the liberalisation of the UK postal market on 1st January 2006, TNT Post UK has been a leading player in the market processing over 60 million letters a month. Despite still having to face numerous barriers to fair competition in the UK postal market, TNT Post UK has in a short period of time impressed businesses with its innovation, high-level service approach and cutting-edge technology investments. It has notched up some significant wins and now boasts an impressive client list including Sky, Barclays, Lloyds TSB, npower, Thames Water and Ikea.

About TNT Post UK
TNT Post is the number one innovator in the UK's postal industry. It provides full-service sophisticated services, superior effi! ciency, flexibility and greater value. TNT Post, formerly TNT Mail, was established in early 2003 and signed its downstream access agreement with Royal Mail in April 2004 and began operations in late August 2004. Since its launch, it has developed three products for customers:

- Premier - a 2 Day Premier Business Service with 'final mile' delivery by Royal Mail e.g. bills, statements, direct mail and general customer correspondence;

- PremierSort - the collection and processing of unsorted mail before 'final mile' delivery by Royal Mail;

- End to End - The acquisition of HDS will provide TNT Post with the resource to provide a delivery service for both letters and heavier weighted, non-time sensitive items using its own delivery networks

TNT Post is part of TNT N.V. which provides businesses and consumers worldwide with an extensive range of se! rvices for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,000 people including the division Logistics which is intended to be divested). For 2005 the company reported € 10.1 billion in revenues (€ 13.6 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York and Frankfurt. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

About JD Williams
JD Williams is the most successful direct home shopping company in the UK, operating over 20 successful catalogue brands, with over 2 million customers and 4,000 employees. Its catalogues offer a huge selection of clothing and other products for all ages and sizes. All the clothes are designed to provide the best fit at the best value. J D Williams are also specialists in the area of larger size womenswear.

The company was founded in 1875 by James David Williams, who in 1882, was the first to make use of the UK's parcel post service, to send his company's products direct to his customers.

JD Williams is part of N Brown Group plc, which is listed on the main exchange (BWNG.L) and has a market cap of approx £660m. All the Group's brands are sold via catalogues and the internet.

The JD Williams courier network provides the home delivery service for the N Brown Group of companies. The courier network employs 194 employees supported by a network of over 2200 self-employed couriers.

18 May 2006

TNT Logistics UK Wins Disney Store Contract

The Disney Store Ltd has awarded TNT Logistics its UK distribution contract - and TNT is utilising vehicles assigned to another customer to benefit both of its clients.

The TNT liveried vehicles are used to deliver Nissan Renault spare parts to 450 dealerships throughout the UK at night, and then part of the fleet is used to deliver merchandise to the 59 Disney stores in the UK during the day.

"Both clients are based at Magna Park in the Midlands and by maximising the use of the vehicles, we are reducing costs for everyone," says Rob McWhirter, Managing Director Business Development, TNT Logistics UK Ltd. "We have worked with Nissan for more than 14 years and, as with all our clients, we continuously seek ways to improve both efficiency and service levels for them."

For the Disney Store, TNT Logistics will make about 120 deliveries a week from January to October and then double that number in the run-up to Christmas. There are more than 4,500 product lines, delivered in roll cages, including! soft toys, stationery, dress-up clothing and dvds.

The operation, previously in-house, is run out of The Disney Store's European Distribution Centre at Magna Park, where stock is also held for the company's other retail outlets throughout the rest of Europe.

Nick Snelson, Director of Distribution Operations for The Disney Store, says TNT Logistics was awarded the UK distribution business because of its innovative transport solution. "The operation provides significant service and cost benefits to The Disney Store."

Howard Wilkinson, Head of Nissan Renault Alliance After-Sales Logistics Operations in the UK comments: "We work in true partnership with TNT Logistics and by double-shifting the vehicles with Disney we are improving the cost-efficiency of the service we provide to our dealerships."

TNT Logistics UK Limited is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. TNT Logistics employs appr. 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of €3.556 billion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 18 May 2006